FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of June, 2011
Commission File Number 2-68279
RICOH COMPANY, LTD.
(Translation of Registrant’s name into English)
13-1, Ginza 8-Chome, Chuo-ku, Tokyo 104-8222, Japan
(Address of Principal Executive Offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)
Form 20-F ☑ Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐)
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐)
(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐ No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    )

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ricoh Company, Ltd.
(Registrant)
Date: June 24 , 2011	By:	/s/ Takashi Nakamura
		Name:	Takashi Nakamura
		Title:	Deputy President Chief Human Officer

(Translation)
(Securities Code: 7752)
June 24, 2011
NOTICE OF RESOLUTIONS
AT THE 111TH ORDINARY GENERAL MEETING OF SHAREHOLDERS
Dear Shareholder,
We would like to express our deepest sympathy to all those affected by the Great East Japan Earthquake and Tsunami.
The Company hereby informs you of the reports submitted and resolutions reached at its 111th Ordinary General Meeting of Shareholders.
Yours faithfully,
Shiro Kondo,
Representative Director,
President and Chief Executive Officer
Ricoh Company, Ltd.
1-3-6 Nakamagome, Ohta-ku, Tokyo

Reported items:	1.	The Business Report, Consolidated Financial Statements and the results of the audit of the Consolidated Financial Statements by Accounting Auditors and the Board of Corporate Auditors for the fiscal year ended March 31, 2011 (from April 1, 2010 to March 31, 2011) were reported.

	2.	The Non-Consolidated Financial Statements for the fiscal year ended March 31, 2011 (from April 1, 2010 to March 31, 2011) were reported.

Resolved items:

Agenda 1:	Appropriation of surplus Approved as proposed. (The year-end dividend is ¥16.5 per share.)

Agenda 2:	Partial amendments to the Articles of Incorporation Approved as proposed. (Please refer to pages 3 to 4 for the contents of amendment.)

Agenda 3:	Election of one (1) Director Approved as proposed, with the new election and appointment of Mr. Kazuo Togashi. He has assumed his office.

Agenda 4:	Election of one (1) Corporate Auditor Approved as proposed, with the new election and appointment of Mr. Mitsuhiro Shinoda. He has assumed his office.

Agenda 5:	Election of one (1) Substitute Corporate Auditor
Approved as proposed, with the reelection and reappointment of Mr. Kiyohisa Horie. Mr. Kiyohisa Horie is a Substitute Corporate Auditor for Outside Corporate Auditor.

Agenda 6:	Payment of bonuses to Directors
Approved as proposed, with the resolution that bonuses amounting to ¥82.82 million in total be paid to the nine (9) Directors (excluding Outside Directors) who are at the office of Directors during the current fiscal year.
PAYMENT OF DIVIDENDS
It was resolved at the meeting to pay a year-end dividend of ¥16.5 per share (¥33 for the full fiscal year). Please review the enclosed year-end dividend warrant and receive the dividend payment within the payment period (from June 27, 2011 to July 29, 2011).
We have enclosed for your attention a dividend account statement and a remittance notice for shareholders who have specified a bank account transfer, and a dividend account statement and a notice on how to receive your dividend for shareholders who have specified the system of dividend allotment in proportion to the number of shares held.
DIVIDEND ACCOUNT STATEMENT
The enclosed dividend account statement also serves as a notice of payment, which is required to be sent to each shareholder by the provisions of the Act on Special Measures Concerning Taxation. The statement may serve as an attached document for your filing of final income tax returns.
Shareholders who have selected to receive dividends by the dividend warrant also receive the dividend account statement enclosed herewith at each dividend payment. Shareholders who file income tax returns should store the statement in a safe location.

CONTENTS OF AMENDMENT TO THE ARTICLES OF INCORPORATION
Contents of amendment are as follows:
(The parts underlined are those amended.)

Prior to Revision	Revised
Objectives	Objectives
Article 3.	Article 3
The objectives of the Company are to engage in the following businesses:	The objectives of the Company are to engage in the following businesses:

1.   Manufacture, sale and installation work and electrical communication work of optical, office, audio, electric and measuring equipment, other general machinery and equipment and accessories and supplies therefor.

1.   Manufacture and sale of optical equipment, office equipment, printing equipment, audio equipment, electrical equipment, electronic equipment, communication equipment, precision equipment, measuring equipment, lighting equipment, healthcare equipment, other general machinery, and accessories and supplies thereof;

(Newly established)
2.   Manufacture and sale of electronic devices relating to the products described in any of the foregoing items and other products, as well as production and sale of software relating to the products described in any of the foregoing items and other products;

(Newly established)	3. Installation work and electrical communication work of the products described in any of the foregoing items;

2. Manufacture and sale of photographic sensitive materials and duplicating papers.	4. (Unchanged)

3. Manufacture and sale of various raw materials for photographic sensitive materials, and various chemical materials for chemical industries	5. (Unchanged)

4. Manufacture, processing and sale of papers, pulps, textiles, general merchandise and by-products thereof.	6. (Unchanged)

5. Investment in, or sale of the products of, other companies;	7. (Unchanged)

6. Import and Export of the goods described in any of the foregoing items and other goods of every kind and description;	8. (Unchanged)
(Newly established)	9. Collection, recycling, and trading of used items relating to the products described in any of the foregoing items;

(Newly established)	10. Telecommunication business, and information services business, such as information processing, information provision, etc;

(Newly established)	11. Provision of business representative service;

(Newly established)	12. Investigation and analysis concerning the environment, and consulting concerning the reduction of the environmental impact;

Prior to Revision	Revised
7. Brokerage business for casualty insurance and insurance brokerage under the Automobile Liability Security Law of Japan.	13. (Unchanged)

8. Direct marketing through the Internet, facsimile, telephone, etc.; and	14. (Unchanged)

(Newly established)	15. Business relating to printing, publishing, leasing, financing, cargo handling, transport, warehousing, clothing, hotel, as well as leasing, sale, brokering and administration of real estate;

(Newly established)	16. Investigation, Survey, research and development, establishment of system, and consulting incidental or relating to any of the foregoing items; and

9. Any and all business incidental or relating to any of the foregoing items.	17. (Unchanged)

(Method of Public Notice)	(Method of Public Notice)
Article 5.	Article 5.
Public notices of the Company shall appear in the Nihon Keizai Shimbun.	Public notices of the Company shall be electronic public notices; provided, however, that if the Company is unable to issue an electronic public notice due to an accident or any other unavoidable reason, public notices of the Company shall appear in the Nihon Keizai Shimbun.

APPENDIX
1. DIRECTORS
The Company’s Directors as of June 24, 2011 are as follows:

Director:	Masamitsu Sakurai
*Director:	Shiro Kondo
*Director:	Zenji Miura
Director:	Takashi Nakamura
Director:	Kazunori Azuma
Director:	Hiroshi Kobayashi
Director:	Shiro Sasaki
Director:	Yoshimasa Matsuura
Director:	Nobuo Inaba
Director:	Kazuo Togashi
**Director:	Eiji Hosoya
**Director:	Mochio Umeda

Note:	*	denotes Representative Directors.

	**	denotes Outside Directors.
2. CORPORATE AUDITORS
The Company’s Corporate Auditors as of June 24, 2011 are as follows:

Senior Corporate Auditor (Full-time):	Yuji Inoue
Corporate Auditor (Full-time):	Mitsuhiro Shinoda
**Corporate Auditor:	Takao Yuhara
**Corporate Auditor:	Tsukasa Yunoki

Note:	**	denotes Outside Corporate Auditors.

3. EXECUTIVE OFFICERS
The Company’s Executive Officers as of June 24, 2011 are as follows:

Chairman
Masamitsu Sakurai

President and Chief Executive Officer
Shiro Kondo

Deputy Presidents	Zenji Miura
Takashi Nakamura

Corporate Executive Vice Presidents
Kazunori Azuma
Hiroshi Kobayashi
Shiro Sasaki
Yoshimasa Matsuura
Nobuo Inaba

Corporate Senior Vice Presidents
Terumoto Nonaka
Kenji Hatanaka
Kenichi Kanemaru
Hisashi Takata
Soichi Nagamatsu
Yohzoh Matsuura
Kohji Sawa
Kenichi Matsubayashi
Yoshinori Yamashita

Corporate Vice Presidents
Kiyoto Nagasawa
Yutaka Ebi
Kazuhiro Yuasa
Katsumi Kurihara
Junichi Matsuno
Kunihito Minakawa
Seiji Sakata
Kiyotaka Yamada
Hidenobu Endoh
Kazuo Nishinomiya

[Group Executive Officers]

Corporate Executive Vice Presidents
Kazuo Togashi

Corporate Senior Vice Presidents
Sadahiro Arikawa

Corporate Vice Presidents
Hiroshi Tsuruga
Norihisa Goto
Yoshihiro Niimura
Michel De Bosschere
Daisuke Segawa
Shuzo Saito
Takashige Itoh
Nobuaki Majima